UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Amber International Holding Limited Announces Appointment of New Director

Amber International Holding Limited (the “Company” or “Amber International”) today announced the appointment of Mr. Lin Ma (“Mr. Ma”) as a new director of the Company’s board of directors (the “Board”), effective August 1, 2025. Mr. Ma will also serve as a new member of the compensation committee, corporate governance and nominating committee, and investment committee of the Board.

Mr. Ma has extensive experience in strategic transactions, merger and acquisition, and corporate legal affairs. Since March 2025, he is Co-Chief Operating Officer & Managing Partner of Amber Global Limited (“Amber Group”), a leading provider of global crypto financial services, and Amber International’s shareholder and strategic partner. With expertise in operational strategy, transaction management and regulatory compliance, Mr. Ma plays an active role in board-level decision-making and investor relations, which drives Amber Group’s growth and oversees strategic partnerships worldwide.

Previously, Mr. Ma served as Chief Legal Officer from 2023 and Head of Strategic Transactions of Amber Group from 2021 to 2023, where he drove strategic transactions that shaped Amber Group's global footprint, including the Nasdaq listing of Amber International, the sale of Amber Japan to Sony Group, and acquisitions of Sparrow Tech and DeCurret Inc. He also led high-value funding rounds and equity investments, reinforcing Amber Group's leadership in digital asset infrastructure.

Prior to joining Amber Group, Mr. Ma brought over almost a decade of prior legal and advisory experience from leading international law firms, where he worked alongside corporate boards and investment committees to deliver complex M&A transactions globally across Asia, Australia, Europe, and North America.

Mr. Ma received Juris Doctor degree from Columbia Law School and is admitted to practice in New York and Australia.

“We are delighted to welcome Mr. Ma to the Board. His professional knowledge and experience makes him a strong addition to our Board as we pursue the Company's expansion and cement its leadership at the intersection of traditional and decentralized finance. We look forward to leveraging his insights to drive our strategy forward.” said Wayne Huo, Chief Executive Officer of Amber International.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: August 1, 2025

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